FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on December 14, 2006

STEALTHGAS INC. ANNOUNCES AGREEMENT TO ACQUIRE TWO LPG NEWBUILDINGS FURTHER EXPANDING ITS FLEET TO 30 VESSELS.

ANNOUNCES DETAILS OF UPDATED FLEET DEPLOYMENT AND PROVIDES UPDATED DETAILS OF MANAGEMENT ARRANGEMENTS FOR PART OF ITS FLEET.

ATHENS, GREECE, December 14, 2006.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that it has entered into an agreement to acquire two contracts for LPG carriers under construction, the M/V “Gas Flawless” and the M/V “Gas Haralambos”, for a total consideration of USD 46.1 million.

The “Gas Flawless”, a 6,300 cbm Fully Pressurized (“F.P.”) LPG carrier hull number 595, is expected to be delivered to STEALTHGAS ex yard Higaki Zosen, Japan in early February 2007.

The “Gas Haralambos”, a 7,000 cbm Fully Pressurized (“F.P.”) LPG carrier hull number K408, is expected to be delivered to STEALTHGAS ex yard Kanrei Zosen, Japan in October 2007.

New Time Charter Agreements:

STEALTHGAS INC. announced that it has entered into new time charter arrangements for the “Gas Tiny” and the “Gas Oracle”, has extended the existing time charter for the “Gas Czar” and has extended  the existing bare boat charter for the “Birgit Kosan”.

The “Gas Tiny” has entered into a new time charter with a European industrial group for a period of 24 months commencing in January 2007 at the rate of USD 140,000 per calendar month. The “Gas Tiny” is currently employed until the end of December 2006 on a time charter at the rate of USD 120,000 per calendar month.

The “Gas Oracle” has entered into a new time charter with a European industrial group for a period of 12 months commencing in December 2006 at the rate of USD 220,000 per calendar month. The “Gas Oracle” was previously employed on the spot market.

The “Gas Czar” has extended its existing time charter with a major oil company for a period of 12 months commencing in November 2006 at the rate of USD 190,000 per calendar month.

The “Birgit Kosan” has entered into an agreement to extend the bare boat charter with the existing charterers, a major owner of LPG vessels, for a further six months commencing in April 2007 at the rate of USD 150,000 per calendar month. The “Birgit Kosan” is currently employed until April 2007 on a bare boat charter at the rate of USD 190,000 per calendar month.

Update on Management Arrangements:

STEALTHGAS INC. also announced further details of vessels being brought under the operational and technical management of its affiliated management company Stealth Maritime Corp. On December 15, 2006 the “Gas Fortune” will be transferred to the management of Stealth Maritime Corp bringing the total number of vessels currently managed technically and operationally by the affiliated management company to five.

CEO Harry Vafias commented “With the acquisition of the “Gas Flawless” and the “Gas Haralambos” we further cement our leading position in the “handy size” segment, and we increase our presence in the “upper size” segment of our market where we believe we can secure attractive employment, through the deployment of these two brand new vessels next year, while at the same time we decrease the average age of our fleet. These two newbuildings will also enhance our policy of running a modern high tech fleet that is attractive to the high quality international charterers.”

He continued “As previously announced in November 2006, we expect to have between eight and ten vessels managed by Stealth Maritime Corp by mid 2007. The transfer of the “Gas Fortune” on about the 15th of December 2006 is a further step in that process which we believe will add to our operational efficiency and the economic performance of our vessels”.

“Furthermore with the announcement today of the updated fleet deployment secured so far for 2007, I am pleased to inform our shareholders that as of today we have 70% of our fleet days (excluding the two new acquisitions) fixed for 2007, thus continuing our conservative policy with regard to the employment of our ships and being able to secure a predictable and transparent earnings stream for our shareholders.”

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified & Additional Vessels already delivered to GASS)
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	355,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios (5)	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -07	252,500
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	Jun-07	225,000
Lyne (2)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan(7)	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick (8)	5,001	F.P	1995	Nov-05	Time Charter	Jan-08	217,000
Sir Ivor (3)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07	245,000
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	250,000
Gas Zael	4,111	F.P.	2001	Dec-05	Spot	N/A	N/A
Gas Courchevel (4)	4,109	S.R.	1991	Nov-04	Time Charter	Jan-07	405,000
Gas Prophet (6)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09	110,000
Gas Shangai	3,526	F.P.	1999	Dec-04	Time Charter	Mar-07	194,000
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	190,000
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune	3,500	F.P.	1995	Feb-06	Time Charter	Dec-07	186,000
Gas Eternity	3,500	F.P.	1998	Mar-06	Time Charter	Mar-07	194,000
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08	106,000
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07	220,000
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-07	180,000
Gas Tiny (9)	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09	140,000
Subtotal 28 VESSELS	120,469 cbm
Additional Vessels (with expected delivery date)
Gas Haralambos	7,000	F.P.	Oct -2007	Oct-07
Gas Flawless	6,300	F.P.	Feb -2007	Feb-07
FLEET TOTAL	133,769 cbm
30 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Lyne is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(3) Sir Ivor is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(4) Gas Courchevel is employed under a fixed time charter agreement with an international gas trader for a period of three and a half to six months, which commenced in late September 2006. For the first three and half months the rate is USD 405,000 per calendar month. Thereafter, at charterer’s option, the charter can be extended for an additional two and half months at the rate of USD 390,000 per calendar month.

•

(5) Gas Chios charter has been extended for an additional twelve-month period at the rate of USD 252,500 per month. The charter will commence in March 2007.

•

(6) Gas Prophet has for the three year duration of her bare boat charter been renamed the M.T. Ming Long

•

(7) Birgit Kosan is currently employed under a bare boat charter to an international owner of LPGs expiring in April 2007. This bare boat charter has been extended for 6 months from April 2007 to October 2007 at a rate of USD 150,000 per calendar month.

•

(8) Catterick is employed under a time charter until January 2007 at the rate of USD 300,000 per calendar month. As of January 2007, the charter has been renewed for an additional twelve month period at the rate of USD 217,000 per month.

•

(9) Gas Tiny is currently employed until the end of December 2006 on a time charter at the rate of USD 120,000 per calendar month. Gas Tiny has entered into a new time charter for a period of 24 months commencing in January 2007 at the rate of USD 140,000 per calendar month.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 28 LPG carriers with a total capacity of 120,469 cubic meters (cbm). In addition, the company has agreed to acquire two newbuilding LPG carriers expected to be delivered to STEALTHGAS INC. in early February 2007 and October 2007. Once these acquisitions are completed, STEALTHGAS INC.’s fleet will be composed of 30 LPG carriers with a total capacity of 133,769 cubic meters (cbm). STEALTHGAS INC.’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  December 14, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer